I, Alec Jansen, certify that:

(1)  the financial statements of Laegacy, Inc. included in this Form are true and complete in all material respects; and

(2)  Laegacy, Inc. is not required to file a tax return before the end of the offering period.


_____
Alec Jansen
CEO


11th, Nov 2020


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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.